Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

July 26, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ken Ellington

Re:       FEG Absolute Access Fund I LLC, File Nos.: 333-199556; 811-22527

Dear Mr. Ellington

The following responds to the comment you provided on July 25, 2018 in connection with your review of Post-Effective Amendment No. 5 to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 11 to the registration statement under the Investment Company Act of 1940, as amended, (the “Registration Statement”) filed on Form N-2 of FEG Absolute Access Fund I LLC (the “Fund” or “Registrant”).

Comment: Please provide a consent from the predecessor auditor for the March 31, 2017 financial statements since the statement of changes in net assets included in the POS 8C includes financial information audited by the predecessor auditor. See AICPA Investment Company Expert Panel Minutes dated July 15, 2005.

Response: The Registrant acknowledges the requirement to include the consent of the predecessor auditor in registration statement filings as set forth in the AICPA Investment Company Expert Panel Minutes dated July 15, 2005.

The preceding comment and related response has been provided to and discussed with management of the Registrant. Any questions concerning these responses may be directed to the undersigned at (215) 988-3328. Thank you for your time and consideration.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg